Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

The follow is an excerpt of an interview of David M. Cordani, President and Chief Executive Officer of Cigna Corporation on CNBC’s Squawk on the Street on November 6, 2015.  Cigna Corporation posted the interview on its internal website.

Simon Hobbs, CNBC:  The bigger issue clearly is the $48 billion takeover from Anthem of yourselves.  There will be many people who fundamentally distrust the idea that taking 5 big health insurers down to 3 will ultimately be in their interest.  You are three months into the conversation with the antitrust authorities.  I wonder if you could give us some color on that, in an environment where you are trading $40, $41 below the effective offer from Anthem which would suggest many in the market think it may not go through.

David M. Cordani, President and Chief Executive Officer of Cigna Corporation:  A couple of important points there. First, we knew it was long, thorough regulatory process, as it should be for something of this magnitude.  Two, is that both organizations are strong and well-positioned and quite complimentary to each other.  That's what most people are surprised to learn, you have two fortune 100 companies positioned somewhat differently but when put together will expand choice, will improve affordability and will expand the ability to partner with physicians on value based reimbursement.  That's the dialogue that's unfolding. We're actively engaged in that dialogue because there's a net improvement in choice, quality and partnership opportunity with physicians that we think creates a more sustainable program for everybody.

Sara Eisen, CNBC:  One of those skeptics of megamergers in insurance is Hillary Clinton, who as you know is running for president, saying in October, as we see more consolidation in healthcare among both providers and insurers, she says, I'm worried the balance of power is moving too far away from consumers.  Made that statement at the end of October.  Are you worried about becoming a political punching bag?  You see what's happening to the pharmaceutical companies right now, the outcry over high drug prices.  Are you worried about the same thing happening because of this deal activity in insurance companies?

David M. Cordani, President and Chief Executive Officer of Cigna Corporation:  I think it's an important point. Secondly, we have to get back to not talking about politics.  We have to come back to customers or patients and the opportunity to expand choice, improve health engagement programs, and partner differently with physicians. For example, Cigna has the highest percentage of seniors and consumer relationships already in value based reimbursement programs with physicians.  We’re delivering better service, better quality and more affordability.  That's the conversation we need to have and we see some strong improvements from that standpoint. We're confident as the conversation focuses on what's best for the consumer, we’ll be able to demonstrate this combination expands choice because there will be more individual, more small employer and more specialty programs around the country and the ability to work with proven programs with healthcare professionals, physicians and integrated delivery systems to provide better quality and therefore better affordability.  That's the conversation we need to have.  We're excited to have that dialogue as we are now with the DOJ and regulators.

Simon Hobbs, CNBC:  Before we let you go, I see from the notes on the earnings, when the transaction closes, you'll be the President and Chief Operating Officer of the combined group.  There was a time when it was said you were holding out to be CEO.  Why did you step back?  What happened there?  Can you give us some color?

David M. Cordani, President and Chief Executive Officer of Cigna Corporation:  Oh, you can go back and read the proxy statement.  It was a year-long dialogue and a variety of different configurations were discussed.  The important part is we were able to get a combination that works for both shareholders, put two great companies together.  I'll have the great fortune of running all the operating lines of the organization, $100 plus billion organization that will be serving millions of lives around the word.  That's what is exciting, getting the best out of both companies. We're excited in getting through the regulatory process, we’re actively engaged in it.  My opportunity is to run a great $100 billion plus company serving lives around the world.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration.  In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem.  The registration statement was declared effective by the SEC on October 26, 2015.  Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015.  This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the registration statement, the preliminary joint proxy statement/prospectus and other relevant materials Cigna and Anthem may file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties.  Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.